# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GREENLAND TECHNOLOGIES HOLDING CORPORATION, CIK 0001735041
CUSIP: G4095T107
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 50 Millstone Road, Building 400, Suite 130, East Windsor, NJ, United States (X1), 08512
Date of event which requires filing of this statement: 04/22/2025
Filed by CIK 0001275837
Persons authorized to receive notices and communications: PETER ZUGUANG WANG, 11-F, Building #12, Sunking Plaza,, Gaojiao Road, Hangzhou, Zhejiang, China (F4), 311122, 732-407-7508

## Reporting persons
- Cenntro Holding Limited (CIK 0001793086): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: * Represents ordinary shares held by Cenntro Holding Limited, a Hong Kong company ("Cenntro Holding"), which is directly and wholly owned by Cenntro Enterprise Limited, a Hong Kong company ("Cenntro Enterprise"), which is directly and wholly owned by Peter Zuguang Wang, the chairman of the board of directors of the Issuer.
  
  ** The beneficial ownership percentage is calculated based on 13,594,530 ordinary shares of the Issuer issued and outstanding as of the date of this filing.
- Cenntro Enterprise Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: * Represents ordinary shares directly held by Cenntro Holding, which is directly and wholly owned by Cenntro Enterprise, which is directly and wholly owned by Peter Zuguang Wang, the chairman of the board of directors of the Issuer.
  
  ** The beneficial ownership percentage is calculated based on 13,594,530 ordinary shares of the Issuer issued and outstanding as of the date of this filing.
- Trendway Capital Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 6,211,740; sole dispositive power 0; shared dispositive power 6,211,740; aggregate amount beneficially owned 6,211,740 (45.693% of the class)
  Comment: * Represents ordinary shares directly held by Trendway Capital Limited, which is directly and wholly owned by Peter Zuguang Wang, the chairman of the board of directors of the Issuer.
  
  ** The beneficial ownership percentage is calculated based on 13,594,530 ordinary shares of the Issuer issued and outstanding as of the date of this filing.
- Peter Zuguang Wang (CIK 0001275837): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 2,500; shared voting power 6,211,740; sole dispositive power 2,500; shared dispositive power 6,211,740; aggregate amount beneficially owned 6,214,240 (45.711% of the class)
  Comment: * Represents 2,500 ordinary shares directly held by Peter Zuguang Wang.
  
  ** Represents 6,211,740 ordinary shares directly held by Trendway Capital Limited, which is directly and wholly owned by Peter Zuguang Wang, the chairman of the board of directors of the Issuer.
  
  *** The beneficial ownership percentage is calculated based on 13,594,530 ordinary shares of the Issuer issued and outstanding as of the date of this filing.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value
Name of issuer: GREENLAND TECHNOLOGIES HOLDING CORPORATION
Address of issuer's principal executive offices: 50 Millstone Road, Building 400, Suite 130, East Windsor, NJ, United States (X1), 08512

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is jointly filed by Cenntro Holding, Cenntro Enterprise, Trendway Capital Limited, and Peter Zuguang Wang. Because Cenntro Enterprise is the director and sole shareholder of Cenntro Holding, Peter Zuguang Wang is the director and sole shareholder of Cenntro Enterprise, Peter Zuguang Wang is also the sole shareholder of Trendway Capital Limited (with Trendway Capital Limited and Peter Zuguang Wang hereinafter referred to as the "Controlling Persons"), the Controlling Persons may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owners of all of the ordinary shares held by Trendway Capital Limited.

Each of the persons identified in this Schedule 13D is sometimes referred to as a "Reporting Person" and, collectively, as the "Reporting Persons." Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached hereto as Exhibit 99.1.

The principal place of business for each of the Reporting Persons is 11-F, Building #12, Sunking Plaza, Gaojiao Road, Hangzhou, Zhejiang, China, 311122.
Residence or business address:
This Schedule 13D is jointly filed by Cenntro Holding, Cenntro Enterprise, Trendway Capital Limited, and Peter Zuguang Wang. Because Cenntro Enterprise is the director and sole shareholder of Cenntro Holding, Peter Zuguang Wang is the director and sole shareholder of Cenntro Enterprise, Peter Zuguang Wang is also the sole shareholder of Trendway Capital Limited (with Trendway Capital Limited and Peter Zuguang Wang hereinafter referred to as the "Controlling Persons"), the Controlling Persons may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owners of all of the ordinary shares held by Trendway Capital Limited.

Each of the persons identified in this Schedule 13D is sometimes referred to as a "Reporting Person" and, collectively, as the "Reporting Persons." Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached hereto as Exhibit 99.1.

The principal place of business for each of the Reporting Persons is 11-F, Building #12, Sunking Plaza, Gaojiao Road, Hangzhou, Zhejiang, China, 311122.
Present principal occupation or employment:
The principal occupation of Peter Zuguang Wang is to serve as chairman of the Board of Directors of the Issuer, as well as serving as the sole director and sole shareholder of Cenntro Enterprise.

The principal business of Cenntro Enterprise is to be the sole shareholder of Cenntro Holding and to hold ownership interests in other companies.

The principal business of Cenntro Holding prior to April 22, 2025 was to be a shareholder of the Issuer. The principal business of Cenntro Holding after April 22, 2025 is to hold ownership interests in other companies.

The principal business of Trendway Capital Limited is to be a shareholder of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Cenntro Holding, Cenntro Enterprise, and Trendway Capital Limited are organized under the laws of Hong Kong. Peter Zuguang Wang is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On April 2, 2025, Cenntro Holding and Trendway Capital Limited entered into a stock purchase agreement pursuant to which Cenntro Holding sold all 6,211,740 ordinary shares (the "Shares") of the Issuer it owned to Trendway Capital Limited for USD $1.00. The Shares were transferred to Trendway Capital Limited on April 22, 2025. The source of funds for the purchase of Shares was the funds of Trendway Capital Limited.

## Item 4. Purpose of Transaction
Purpose of transaction:
Peter Zuguang Wang serves as chairman of the board of directors of the Issuer. In such capacities, Peter Zuguang Wang may engage in communications with the Issuer's Board of Directors, members of management, other shareholders, financial and legal advisers, and other parties regarding the Issuer, including but not limited to the Issuer's operations, governance and control. In addition, in these capacities, he may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, Peter Zuguang Wang does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. He may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

Peter Zuguang Wang sold through Cenntro Holding, and acquired through Trendway Capital Limited, beneficial ownership of the Shares for ownership purposes and intends to maintain his ownership in the Issuer s. Accordingly, he may acquire additional shares of the Issuer or sell or otherwise dispose of any or all of the shares that he beneficially owns to another holding entity.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Trendway Capital Limited beneficially owns 6,211,740 ordinary shares, which represents 45.693% of the Issuer's outstanding ordinary shares as of the date of this filing.

Peter Zuguang Wang, who is sole shareholder of Trendway Capital Limited, may be deemed to beneficially own the ordinary shares held by Trendway Capital Limited. In addition, Peter Zuguang Wang directly owns 2,500 Ordinary Shares. Peter Zuguang Wang therefore beneficially owns 6,214,240 ordinary shares, which represents 45.711% of the Issuer's outstanding ordinary shares as of the date of this filing.

The percentage of beneficial ownership of the Reporting Persons, as reported in this Schedule 13D, was calculated by dividing (i) the total number of ordinary shares beneficially owned by each Reporting Person as set forth in this Schedule 13D by (ii) 13,594,530 ordinary shares outstanding as of the date of this filing.
Number of shares as to which each person has sole or shared power to vote or dispose:
Peter Zuguang Wang has sole voting and sole dispositive power over the 2,500 ordinary shares he directly holds. He has shared voting and shared dispositive power over the 6,211,740 ordinary shares he holds through Trendway Capital Limited.

Trendway Capital Limited has shared voting power and shared dispositive power over the 6,211,740 ordinary shares it directly holds.
Transactions in the class effected during the past sixty days: To the best knowledge of the Reporting Persons, except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the Ordinary Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Cenntro Holding ceased to be the beneficial owner of the Issuer on April 22, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

Other than the foregoing agreements and arrangements and the Joint Filing Agreement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1. Joint Filing Agreement

## Signatures
- Cenntro Holding Limited: /s/ Peter Wang, Peter Wang/Director (04/24/2025)
- Cenntro Enterprise Limited: /s/ Peter Wang, Peter Wang/Director (04/24/2025)
- Trendway Capital Limited: /s/ Peter Wang, Peter Wang/Sole Shareholder (04/24/2025)
- Peter Zuguang Wang: /s/ Peter Wang, Peter Wang (04/24/2025)